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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 1)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                           AMERICAN BANKERS INSURANCE
                                  GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                           AMERICAN BANKERS INSURANCE
                                  GROUP, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE,
INCLUDING THE ASSOCIATED SERIES A PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS
                         (TITLE OF CLASS OF SECURITIES)

                                   24456 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                GERALD N. GASTON
              VICE CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                     AMERICAN BANKERS INSURANCE GROUP, INC.
                            11222 QUAIL ROOST DRIVE
                              MIAMI, FL 33157-6596
                                 (305) 253-2244
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
       NOTICE AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                            ------------------------

                                   COPIES TO:

            MORTON A. PIERCE, ESQ.                      JOSEPHINE CICCHETTI, ESQ.
          JONATHAN L. FREEDMAN, ESQ.                JORDEN BURT BERENSON & JOHNSON LLP
             DEWEY BALLANTINE LLP                     777 BRICKELL AVENUE, SUITE 500
         1301 AVENUE OF THE AMERICAS                         MIAMI, FL 33131
              NEW YORK, NY 10019                              (305) 371-2600
                (212) 259-8000

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     This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, dated February 6, 1998 (the "Schedule 14D-9") of American Bankers Insurance Group, Inc., a Florida corporation (the "Company"), filed in connection with the Cendant Offer. Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9 unless otherwise provided herein.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     The response to Item 8 is hereby amended and supplemented as follows.

     Litigation

     On February 9, 1998, the Company filed a motion to dismiss the amended complaint filed by Cendant and Purchaser (the "Motion to Dismiss"). In the Motion to Dismiss, the Company argues that plaintiff's claims under Sections 14(a) and (e) of the Exchange Act fail to state a claim upon which relief may be granted. The Company further argues that plaintiffs' state law claims should be dismissed because (i) plaintiffs were not shareholders at the time the events giving rise to their claims for breach of fiduciary duty occurred, and they thus lack standing to sue; (ii) the amended complaint fails to allege with particularity exceptional circumstances that would excuse plaintiffs from making a pre-suit demand, required under both Florida and federal law; and (iii) plaintiffs are not proper or adequate representatives of the entire class of shareholders whose interests they purport to protect.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 20...............Motion to Dismiss Amended Complaint filed in
                              Cendant Corporation et. al. v. American Bankers Insurance Group, Inc., et al., Civil Action No. 98-0159 (Moore).
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      AMERICAN BANKERS INSURANCE GROUP, INC.

                                      By: /s/ GERALD N. GASTON

                                         ---------------------------------------
                                         Name: Gerald N. Gaston
                                         Title: Chief Executive Officer,
                                             President and Vice Chairman

Date: February 9, 1998